

July 22, 2013

Via E-mail
David J. Rayner
Executive Vice President and Chief Financial Officer
EchoStar Corporation
100 Inverness Terrace East
Englewood, CO 80112-5308

> **Re: EchoStar Corporation**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 20, 2013**
> **File No. 1-33807**

Dear Mr. Rayner:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Result of Operations
Results of Operations, page 52

1. We note your response to comment 1. We note your proposed segment disclosures in attachment 1 and the added EBITDA information regarding your three reportable segments. However, the disclosures do not appear to be in a form consistent with the objective of providing investors an opportunity to look at the company through the eyes of management. If management has determined that they operate, manage, and evaluate the company in three major reportable segments: EchoStar Technologies; Hughes; EchoStar Satellite Services, then the MD&A should separately analyze revenues, profitability, and the cash needs of these reportable segments. Please explain whether the

current presentation of the Result of Operations is consistent with the company's internal management reports, and whether or not a more detailed presentation and discussion by reportable segment would be necessary for a comprehensive understanding of the business.

2. We note your response to comment no. 2. Please further clarify for us why you believe that quantifying and analyzing the period to period changes in sales of set-top boxes and their price would not be meaningful to investors. In this regard, it appears the profitability of your Echostar Technologies segment in a particular period is materially dependent upon the number of set-top boxes sold at various price points, both of which fluctuate depending upon product demand from the segment's major customer and its subscribers. Therefore, please consider quantifying the number of set-top boxes sold while identifying and explaining the model equipment volume and price mix changes from period to period according to your customer's subscribers' demands.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Attorney-Advisor, at 202-551-3436, or Paul Fischer, Attorney-Advisor, at 202-551-3415, if you have any other questions regarding our comments.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director